Home Office: Cincinnati, Ohio

Fixed Administrative Office: P.O. Box 5420, Cincinnati, Ohio 45201-5420

Variable Administrative Office: P.O. Box 5423, Cincinnati, Ohio 45201-5423

ENDORSEMENT

The SETTLEMENT OPTIONS section of your contract is changed as set out below:

Option D – Income for a Fixed Period, Not to Exceed Life Expectancy

We will make periodic payments for a fixed period. The fixed period will be equal to the life expectancy of the person on whose life payments are based. It will be no longer than that used to determine whether there has been a transfer of assets pursuant to the Medicaid rules in the state where the person resides. This option is irrevocable. As of the date that payments begin under this option, this Contract has no value that can be assigned, transferred, surrendered, loaned, commuted, or withdrawn. The first payment will be paid as of the last day of the initial payment interval.

This is part of your annuity contract. It is not a separate contract. It changes the annuity contract only as and to the extent stated. In all cases of conflict with the other terms of the annuity contract, the provisions of this Endorsement shall control.

Signed for us at our office as of the date of issue.

MARK F. MUETHING	CHARLES R. SCHEPER
SECRETARY	PRESIDENT